Exhibit 99(h)(2)

 DISTRIBUTION SERVICES AGREEMENT

This Distribution Services Agreement (“Agreement”) is made as of April 9, 2024, by and between Equitable Distributors LLC (the “Distributor”), a Delaware limited liability company, Venerable Insurance and Annuity Company (the “Company”), an Iowa insurance company and Directed Services LLC (“DS”), a Delaware limited liability company.

WHEREAS, the Company has entered into a Participation Agreement (the “Participation Agreement”) dated April 9, 2024 with EQ Advisors Trust (the “Trust”), which is an open-end investment company registered under the Investment Company Act of 1940 (the “1940 Act”), the Distributor, as principal underwriter of the Trust, and Equitable Investment Management Group LLC, as investment adviser for the Trust, with respect to the purchase of class of shares of one or more series of each Trust (each a “Portfolio”) by certain separate accounts of the Company (“Accounts”); and

WHEREAS, the Distributor serves as the distributor to the Trust; and

WHEREAS, DS is a broker-dealer that is affiliated with the Company and serves as the principal underwriter for variable annuity contracts issued by the Company; and

WHEREAS, the Company and DS desire to provide certain distribution and shareholder services in connection with their allocation of contract values to the Portfolios and Distributor desires Company and DS to provide such services, subject to the conditions of this Agreement.

NOW THEREFORE, in consideration of mutual covenants contained in this Agreement, the Distributor, the Company and DS agree as follows:

1.	Services of Company and DS.

(a)       For Portfolios with Class IB Shares, the Company and DS will provide distribution services for such classes, including but not limited to receiving and answering correspondence from prospective shareholders, distributing prospectuses, statements of additional information, and shareholder reports; providing facilities to answer questions from prospective investors about Portfolio shares; and other reasonable services designed to assist in the distribution and shareholder services of the Portfolio (collectively the “Services”).

(b)       The Company and/or DS will furnish to the Distributor, the Trust, or their designees such information as the Distributor may reasonably request and will otherwise cooperate with the Distributor in the preparation of reports to the Trust’s Board of Trustees concerning this Agreement, as well as any other reports or filings that may be required by law.

2.       Maintenance of Records. The Company and/or DS shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Services. Upon the reasonable request of Distributor or the Trust, Company and/or DS shall provide Distributor, the Trust, or the representative of either, copies of all such records.

Classification: Internal Use	1

3.       Fees. No compensation is payable under this Agreement for the services provided herein. Compensation may be payable pursuant to separate agreement(s) between the Company and the Distributor and/or its affiliates, as agreed to from time to time.

4.	Representations, Warranties and Agreements.

The Company and DS represent, warrant, and covenant that (i) Company and DS are authorized to provide the Services contemplated hereby; (ii) this Agreement has been duly authorized by all necessary corporate action and, when executed and delivered, shall constitute the legal, valid and binding obligation of the Company and DS, enforceable in accordance with its terms; and (iii) the activities of the Company and DS contemplated by this Agreement comply with all provisions of federal and state securities laws applicable to such activities.

The Distributor represents and warrants that (i) it is a broker-dealer registered under the Securities Exchange Act of 1934; (ii) it is authorized by the Trust’s Board of Trustees to enter into this Agreement and, when executed and delivered, this Agreement shall constitute the legal, valid and binding obligation of the Distributor, enforceable in accordance with its terms; and

(iii) the activities of the Distributor contemplated by this Agreement comply in all material respects with all provisions of federal and state securities laws applicable to such activities.

5.	Termination.

(a)       This Agreement will automatically terminate with respect to a Portfolio in the event of its assignment (as such term is defined in the 1940 Act) with respect to such Portfolio. This Agreement may be terminated with respect to any Portfolio by the Distributor or by the Company or by DS, without penalty, upon sixty (60) days’ prior written notice to the other parties. This Agreement may also be terminated with respect to any Portfolio at any time without penalty by the vote of a majority of the members of the Board of Trustees of the Trust who are not “interested persons” (as such term is defined in the 1940 Act) and who have no direct or indirect financial interest in the l 2b-1 Plan relating to such Portfolio or any agreement relating to such Plan, including this Agreement, or by a vote of a majority of the Class IB Shares of such Portfolio on 60 days’ written notice.

Classification: Internal Use	2

(b)   In addition, any party may terminate this Agreement immediately if at any time it is determined by any federal or state regulatory authority that compensation to be paid under this Agreement is in violation of or inconsistent with any federal or state law.

6.	Miscellaneous.

(a)    No modification of any provision of this Agreement will be binding unless in writing and executed by the parties. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver.

(b)    This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors; provided, however, that this Agreement may not be assigned by either party.

(c)    This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

(d)    Capitalized terms not defined shall have the meaning ascribed to them in the Participation Agreement.

VENERABLE INSURANCE AND ANNUITY COMPANY

By its authorized officer

By:	/s/ Kelly M. Hennigan
Title:	Vice President
Date:	April 24, 2024

DIRECTED SERVICES LLC

By its authorized officer

By:	/s/ Kenneth L. Brown
Title:	President and Chief Executive Officer
Date:	April 30, 2024

EQUITABLE DISTRIBUTORS, LLC

By its authorized officer

By:	/s/ Nicholas B. Lane
Title:	Chairman, President and Chief Executive Officer
Date:	April 12, 2024
Classification: Internal Use	3